

November 4, 2013

Via E-mail
Mr. Randal J. Freitag
Executive Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor Chester Road, Suite A305
Radnor, Pennsylvania   19087

Re: **Lincoln National Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 1, 2013
            File No. 001-06028

Dear Mr. Freitag:

We have reviewed your October 10, 2013 response to our September 26, letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 98

1. We acknowledge your response to prior comment 2. In your response, you indicate that if discontinued your current captive strategy, the effect on your financial position and results of operations would not be material. The following is not clear to us from your response:
    - Your basis for that conclusion;
    - Why your assumption that your current captive reinsurance structures remain in place is reasonable;
    - Why the potential short term effects are not material including the potential effect on the dividend capacity of your insurance subsidiaries to liquidity and capital resources; and
    - Why the effect in the long term is not material or, at best, unknown as your strategy for mitigating the effect appears to include selling other products.

Please provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainty regarding continuing your captive strategy, and its expected effects on your consolidated future results of operations and financial position. To the extent that you do not believe that disclosure is required, please provide us your analysis under Section 501.02 of the Financial Reporting Codification regarding prospective information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant